MYSTICA CANDLE CORP.
136 Bradley Road
Salt Spring Island, BC, Canada  V8K 1J5
(604) 638-2283
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                                                                 January 3, 2006

Anita Karu
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, DC USA 20549

Re: Mystica Candle Corp.
    Amendment No. 3 to Registration Statement on Form SB-2
    Filed November 8, 2005
    File No. 333-127703

Dear Ms. Karu,

Thank you for your assistance in the review of our filing. In response to your telephone conversation with our counsel, Michael Kessler, we have amended our Registration Statement to include the 415 disclosure on the cover page as well as the Undertakings required by Item 512 (a)(4) and Item 512 (g).

Sincerely,

/s/ Jon Suk
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Jon Suk
President & Director